DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

03016625

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

March 5, 2003

No Act
2-10-03

Robert B. Lennox
11 avenue de Breteuil
75007 Paris, France

Re: General Electric Company
Reconsideration request dated February 10, 2003

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

Dear Mr. Lennox:

This is in response to your letter dated February 10, 2003 concerning a shareholder proposal submitted to GE by Robert B. Lennox. On January 9, 2003, we issued our response expressing our informal view that GE could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Eliza W. Fraser
Associate Corporate Counsel
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

ROBERT B. LENNOX

11 avenue de Breteuil
75007 Paris, France

Tel. 011-33144183132
Fax 62

February 10, 2003

REGISTERED WITH RETURN RECEIPT

Mr. Martin P. Dunn
Deputy Director
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Dear Mr. Dunn:

Thank you for the copy of the January 9, 2003 letter you sent to Ms. Eliza W. Fraser, a General Electric associate corporate counsel, regarding my proposal for a shareholder resolution which General Electric is rejecting as it "relates to the conduct of the ordinary business operations of GE--i.e. employee benefits."

I have reviewed this matter with two eminent legal experts, both Harvard Law School graduates and one a professor of law in Texas. The conclusions are summarized below:

1) A recent decision by the SEC has granted shareholders the right to enter into the matter of the accounting treatment of stock options by companies in which they hold ownership.

2) General Electric's pension policy violates the genereally accepted principle of fair treatment by practicing age discrimination because the group of former employees affected by the arbitrary decision by GE are almost all older employees who retired under less favorable conditions.

3) Under new governmental transparency policies it is now more than ever important that shareholders have a voice in how their company acts. What Ms. Fraser describes as

continued.....

"ordinary business operations" have covered in some companies briberies, income tax evasion, embargo violations, falsification of accounting entries, to mention but a few. In fact, your rules under par. 340.14 a-8 should be modified to reflect the government's intention to promote more transparency rather than have the world press take over the leading role of ethics reporter.

I would appreciate your ruling favorably on my petition and letting the shareholder resolution be included in the 2004 shareholder meeting of course conditioned on meeting all aspects of par. 340.14 a-8.

Looking forward to hearing from you I remain

Sincerely yours,

cc Ms. Eliza W. Fraser
General Electric Company